Brilliant Earth Group, Inc.

300 Grant Avenue, Third Floor

San Francisco, California 94108

September 21, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Effie Simpson

Martin James

Geoff Kruczek

Jay Ingram

Re:      Brilliant Earth Group, Inc.

Registration Statement on Form S-1 (Registration No. 333-259164)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-259164) (the “Registration Statement”) of Brilliant Earth Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Wednesday, September 22, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad J. Freese at (650) 463-3060.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Tad Freese of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Brilliant Earth Group, Inc.

By:	/s/ Jeffrey Kuo
Name: Jeffrey Kuo
Title: Chief Financial Officer

cc:	(via email)

Beth Gerstein, Chief Executive Officer, Brilliant Earth Group, Inc.

Alex K. Grab, Esq., General Counsel, Brilliant Earth Group, Inc.

Haim Zaltzman, Esq., Latham & Watkins LLP

Kristen Grannis, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP

Shane Tintle, Esq., Davis Polk & Wardwell LLP

Roshni Cariello Banker, Esq., Davis Polk & Wardwell LLP